FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

ALBERTA

BRITISH COLUMBIA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.

Date of Material Change(s)

November 4, 2008.

Item 3.

News Release

The Company’s news release dated November 4, 2008 was disseminated by The News Wire on November 4, 2008.

Item 4.

Summary of Material Change

The Company Strengthens employee retention program.

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

MegaWest Energy has announced that the Board of Directors have approved changes to certain employee stock options in an effort to strengthen employee retention.

MegaWest has requested that 4,614,500 outstanding stock options held by employees be returned and cancelled in exchange for 4,614,500 new stock options priced at US$0.15 per share, the recent 30-day average trading price of MegaWest shares.  The vesting period for the exchanged stock options will start anew and be extended. None of the options granted to directors or to the CEO or President, have been exchanged or modified. MegaWest will also issue 325,000 common shares in exchange for 450,000 stock options currently held by consultants.

5.2

Disclosure for Restructuring Transactions

Not Applicable.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

For further information, please contact Kelly Sledz, Vice President Finance of the Company, at 403.984.6342

Item 9.

Date of Report

This report is dated November 4, 2008.

NEWS RELEASE

MegaWest Strengthens

Employee Retention Program

Calgary, Alberta; November 4, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that the Board of Directors have approved changes to certain employee stock options in an effort to strengthen employee retention.

MegaWest has requested that 4,614,500 outstanding stock options held by employees be returned and cancelled in exchange for 4,614,500 new stock options priced at US$0.15 per share, the recent 30-day average trading price of MegaWest shares.  The vesting period for the exchanged stock options will start anew and be extended. None of the options granted to directors or to the CEO or President, have been exchanged or modified. MegaWest will also issue 325,000 common shares in exchange for 450,000 stock options currently held by consultants.

About MegaWest

MegaWest is continuing to execute its business plan to create shareholder value. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest seeks to prove up significant resources and achieve early production from its heavy oil properties through the application of new technical developments in the commercial thermal recovery of heavy oil.

FOR FURTHER INFORMATION PLEASE CONTACT:

George T. Stapleton, II, CEO R. William (Bill) Thornton, President and COO Kelly Sledz, Vice President Finance Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Nancy Tamosaitis, Public Relations Vorticom Inc. Telephone: 1.212.532.2208 Email: nancyt@vorticom.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ Kelly Sledz

Kelly Sledz

Vice President Finance

Date: November 4, 2008